

Shane Walker · 3rd

President of Qube Masters

Fruitland, Idaho, United States · Contact info

500+ connections

Qube Money

Brigham Young University

Experience

Co-Founder & Executive Vice President

Qube Money

Mar 2018 – Present · 3 yrs 8 mos

Pleasant Grove, UT

WHO WE ARE:

We are dedicated to helping others experience abundance. Financial fulfillment happens when one's use of money and one's purpose for money align. We build banking solutions to make spending and saving with purpose an easy, seamless part of everyday life.

Ultimately, we empower people to find joy in building memories today without sacrificing financial well-being in the future. We open the door to deeper connections betwee …see more



President

Qube Masters · Full-time

Jan 2020 – Present · 1 yr 10 mos

Fruitland, Idaho, United States

WHO WE ARE:

We are passionate about helping others experience financially healthy lifestyles. Financial fulfillment happens when one's use of money and one's purpose for money align. V …see more

Financial Literacy Online Course | Qube...

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Co-Founder

Lyvfin

Sep 2017 – Present · 4 yrs 2 mos

Fruitland, ID

WHAT DO WE DO:

Lyvfin is my way of helping individuals and families take financial health to financial freedom. We have created a simple, but powerful financial philosophy that guides people to …see more

Home | Lyv Financial

Double Platinum Presidential

Team National

Aug 2008 – Aug 2018 · 10 yrs 1 mo

Boise, Idaho Area

WHAT I DO IN TEAM NATIONAL:

I use Team National's leadership and business system to help families build financial freedom and moral agency. …see more



President

Walker Financial, LLC

Nov 2007 – Oct 2011 · 4 yrs

I find money for my clients and create a systematic approach to saving the new found money through the banking concept.

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Education

Brigham Young University
Masters, Accounting
2002 – 2005

Brigham Young University - Idaho
Associate's degree, Business Administration and Management, General, 4.0
Activities and Societies: New Student Orientation Team The Garden - musical production
Intramural flag football, basketball, and soccer

Licenses & certifications

Double Platinum Presidential
Team National
Issued Oct 2016 · No Expiration Date

Platinum Presidential
Team National
Issued Jul 2013 · No Expiration Date

Eagle Scout
Boy Scouts of America
Issued Feb 1994 · No Expiration Date